767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

May 18, 2020

VIA EDGAR TRANSMISSION

Mr. Ronald Alper

Office of Real Estate & Construction
Division of Corporation Finance

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-3561

Re:	Foley Trasimene Acquisition Corp. Registration Statement on Form S-1 Filed May 8, 2020 File No. 333-238135

Dear Mr. Alper:

On behalf of our client, Foley Trasimene Acquisition Corp., a Delaware corporation (the “Company”), set forth below is the Company’s response to the comment of the Staff communicated in its letter addressed to the Company, dated May 15, 2020. In connection with such response, we will be filing, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 of the Company (File No. 333-238135). If requested, we will send to the Staff courtesy copies of Amendment No. 1, including copies marked to show the changes effected by Amendment No. 1.

For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amendment No. 1.

Mr. Alper

Securities and Exchange Commission

May 18, 2020

Form S-1 filed May 8, 2020

General

1.	We note revised disclosure on pages 16 and 132 regarding forward purchase agreements with Cannae and THL. Please revise to clarify the material terms of the $300 million of commitments. Advise us of the purpose of the commitments, including whether it is expected that a business combination will be entered into with a company owned by or affiliated with Cannae or THL. We also note the disclosure on page 132 that affiliates of Cannae and THL will have ownership interests in Trasimene Capital FT, LP, and that they will indirectly own shares held by Trasimene. Please revise the beneficial ownership and related party transaction disclosure to clarify the anticipated holdings of Cannae and THL, as well as their relationships with you through "a portion of the founder shares and private placement warrants" or otherwise.

The Company has revised the disclosure on pages 16 and 133, to reflect the material terms of the $300 million of forward purchase commitments by Cannae Holdings and THL.

The Company also supplementally advises the Staff that the purpose of the forward purchase commitments is to provide additional capital to fund the initial business combination or to provide additional working capital after the initial business combination. The Company further advises the Staff that it does not expect to enter into a business combination with a company owned by or affiliated with Cannae Holdings or THL.

In addition, the Company has revised the disclosure throughout Amendment No. 1, including pages 131 and 134, to provide additional information regarding the limited partnership interest that Cannae Holdings, LLC, an affiliate of Cannae Holdings, and THL FTAC, LLC, an affiliate of Thomas H. Lee Partners, L.P. has in Trasimene Capital FT, LP. The Company also supplementally advises the Staff as follows:

•	Cannae Holdings, Inc., through Cannae Holdings, LLC is expected to have an approximate 29% limited partnership interest in Trasimene Capital FT, LP.

•	THL, through THL FTAC, LLC, is expected to have an approximate 29% limited partnership interest in Trasimene Capital FT, LP.

•	As a result of each entity’s limited partnership investment, Cannae Holdings and THL are each expected to have an indirect economic interest in 20% of the aggregate founder shares and private placement warrants held by our sponsors after this offering, but each of Cannae Holdings and THL will not have any voting or dispositive power over such securities.

Mr. Alper

Securities and Exchange Commission

May 18, 2020

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch
Alexander D. Lynch
Weil, Gotshal & Manges LLP

cc:	Michael L. Gravelle
General Counsel and Corporate Secretary
Foley Trasimene Acquisition Corp.